UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Auxilio, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

05334N105
(CUSIP Number)

S Bruce Senor
P.O. Box 4014, Concord, NH 03302
 (949) 614-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S Bruce Senor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Personal Funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,021,035
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,021,035
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of the common stock, $.001 par value per share, of Auxilio, Inc., a Nevada corporation (the “Company”). The address of the principal executive office of the Company is 2600 La Alameda, Suite 100, Mission Viejo, CA 92691.

Item 2.  Identity and Background.

(a)	Name

S Bruce Senor

(b)	Residence

P.O. Box 4014, Concord, NH 03302

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in which such Employment is Conducted

Retired

(d)	Criminal convictions

Not applicable

(e)	Civil proceedings

Not applicable

(f)	Citizenship

US Citizen

Item 3.  Source or Amount of Funds or Other Consideration.

 Mr. Senor acquired 1,021,035 shares for approximately $717,000 with personal funds.

Item 4.  Purpose of Transaction.

 Mr. Senor acquired the Issuer’s Common Stock for investment purposes and pursuant to the transaction described in Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, S Bruce Senor beneficially owns 1,021,035 shares of the Issuer’s common stock, which represents approximately 5.3% of the Issuer’s common stock.

(b)	Mr. Senor has sole voting and dispositive power of the 1,021,035 shares.

(c)	Other than the acquisition of the shares as reported herein, Mr. Senor has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ S Bruce Senor S Bruce Senor

July 7, 2011 Date